UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58803/October 17, 2008

ADMINISTRATIVE PROCEEDING
FILE No. 3-13154

In the Matter of	:	
	:	
STRUTHERS INDUSTRIES, INC.,	:	
SUN RIVER DEVELOPMENT CO.,	:	ORDER MAKING FINDINGS AND
SUN RIVER INVESTMENT CO.,	:	REVOKING REGISTRATIONS BY
SUN WEST ENTERPRISES, INC.	:	DEFAULT AS TO SIX RESPONDENTS
(n/k/a NATURAL ALTERNATIVE	:	
PRODUCTS, INC.),	:	
SUNBANK RESORTS INTERNATIONAL,	:	
INC. (f/k/a KAUFMAN & HURTZ, INC.),	:	
SURECARE, INC., and	:	
SYMBOLICS, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 2, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent SunBank Resorts International, Inc. (f/k/a Kaufman & Hurtz, Inc.), submitted a settlement offer, which the Commission has accepted. The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to the other six Respondents by September 6, 2008, in compliance with Rule 141 of the Commission's Rules of Practice. No Answers have been received from these six Respondents and the time for filing Answers has expired.

By Order dated September 22, 2008, I required the six Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies to the Order to Show Cause have been received, and the time for replying has expired. Accordingly, these six Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Struthers Industries, Inc. (CIK No. 94945) (Struthers Industries), is a forfeited Delaware corporation located in Tulsa, Oklahoma, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Struthers Industries is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 1996, which reported a net loss of over $21 million for the prior nine months. On March 9, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Oklahoma. Its reorganization plan was confirmed on October 2, 2003, and the case was terminated on January 12, 2006.

Sun River Development Co. (CIK No. 1108106) (Sun River Development) is a permanently revoked Nevada corporation located in Minden, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Sun River Development is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 1, 2000, which reported a net loss of $3,755 since inception in 1997.

Sun River Investment Co. (CIK No. 1108613) (Sun River Investment) is a permanently revoked Nevada corporation located in Minden, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Sun River Investment is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 7, 2000, which reported total assets of $45 as of January 31, 2000.

Sun West Enterprises, Inc. (n/k/a Natural Alternative Products, Inc.) (CIK No. 1083407) (Sun West), is a Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Sun West is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $66 for the prior six months.

Surecare, Inc. (CIK No. 1062564) (Surecare), is a void Delaware corporation located in Houston, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Surecare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $532,044 for the prior nine months.

Symbolics, Inc. (CIK No. 745664) (Symbolics), is a void Delaware corporation located in Chatsworth, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Symbolics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1993, which reported a net loss of over $3.5 million for the prior nine months.

These six Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of their failure to file required periodic reports, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Struthers Industries, Inc., Sun River Development Co., Sun River Investment Co., Sun West Enterprises, Inc. (n/k/a Natural Alternative Products, Inc.), Surecare, Inc., and Symbolics, Inc., are revoked.

                                          _____

                                          James T. Kelly
                                          Administrative Law Judge